FINAL

THIS FOURTH AMENDING AGREEMENT is made as of 12 July 2005

B E T W E E N:

NORSKE SKOG CANADA LIMITED, NORSKE SKOG CANADA FINANCE LIMITED
AND THE OTHER RESTRICTED PARTIES FROM TIME TO TIME

- and -

THE LENDERS WHO ARE PARTIES
TO THE EXISTING CREDIT AGREEMENT

- and -

THE TORONTO-DOMINION BANK
in its capacity as Administration Agent

(the "Agent")

RECITALS:

A.        The parties to this agreement are also parties to a credit agreement dated as of 19 July 2002, as amended by amending agreements dated as of 8 May 2003, 6 August 2003 and 28 May 2004 (as amended, the "Existing Credit Agreement").

B.         Capitalized terms used in this agreement and not otherwise defined have the meanings defined in the Existing Credit Agreement.

C.         The parties have agreed to certain amendments to the Existing Credit Agreement and are therefore entering into this agreement to amend the provisions of the Existing Credit Agreement as agreed by the parties.

D.         This agreement is being signed by the Agent on behalf of the Lenders pursuant to the approval of the Lenders or Majority Lenders as required.

              THEREFORE, for value received, and intending to be legally bound by this agreement, the parties agree as follows:

1.	Amendments to Section 1.1 of Existing Credit Agreement

(a)

Effective on 15 July 2005, Section 1.1.6 of the Existing Credit Agreement (definition of Applicable Fee Rate and Applicable Margin) is amended by deleting the table and replacing it with the following:

	Level 1	Level 2	Level 3	Level 4	Level 5	Level 6
Moody’s S&P	Baa1 or above BBB+ or above	Baa2 BBB	Baa3 BBB-	Ba1 BB+	Ba2 BB	<Ba2 <BB
Margin for Prime Rate Advances/ Base Rate Advances	0	0	0	0.875%	1.25%	1.75%
Margin for LIBO Rate Advances	0.75%	0.875%	1.00%	1.875%	2.25%	2.75%
Rate for Bankers’ Acceptance Fee/ L/C Fee	0.75%	0.875%	1.00%	1.875%	2.25%	2.75%

(b)	Section 1.1.31 of the Existing Credit Agreement is deleted and replaced by the following:

"Credits" means collectively the revolving credits designated as "Credit 1," "Credit 2" and "Credit 3" that are established by this Agreement as described in Section 2.1.1, and "Credit" means any of them.

(c)	Section 1.1.38 of the Existing Credit Agreement is deleted and replaced by the following:

"Designated Account" means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of TD or RBC in Vancouver, British Columbia that the Borrower designates in its notice requesting an Advance.

(d)	Section 1.1.59 of the Existing Credit Agreement is deleted and replaced by the following:

"Issuing Bank" means (i) with respect to L/Cs issued under Credit 1, the Agent and (ii) with respect to L/Cs issued under Credit 2 and Credit 3, the respective Lenders making Advances under Credit 2 and Credit 3, which are RBC (as to Credit 2) and TD (as to Credit 3) unless changed in accordance with Section 2.1.1.

2.	Amendments to Article II of Existing Credit Agreement

(a)	Section 2.1.1 of the Existing Credit Agreement is deleted and replaced by the following:

"Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide credits for the use of the Borrower in the aggregate amount of up to Cdn. $350,000,000 or the US Dollar equivalent thereof, which are referred to collectively as the Credits and are comprised of a tranche of up to Cdn. $290,000,000 referred to as Credit 1 and two tranches totalling up to Cdn. $60,000,000 referred to as Credit 2 and Credit 3. Credit 2 and Credit 3 will initially be in the amount of $30,000,000 each, but the Borrower may from time to time, upon reasonable advance notice to the Agent, and as often as the Borrower reasonably considers necessary or appropriate, increase either Credit 2 or Credit 3 and decrease the other, as long as the total remains Cdn. $60,000,000. Subject to Section 5.1, the Lenders will make Advances under Credit 1, RBC will make Advances under Credit 2 and TD will make Advances under Credit 3. The Borrower may from time to time with the agreement of the Agent (without any requirement to seek Majority Lender consent) and the proposed replacement(s), designate other Lenders to replace RBC and/or TD in making Advances under Credit 2 and/or Credit 3, respectively. In that case, references in this Agreement to RBC and TD in respect of Credit 2 and Credit 3 shall be interpreted as referring to the respective replacements."

(b)	Section 2.1.3 of the Existing Credit Agreement is deleted and replaced by the following:

"At the option of the Borrower, Credit 2 may be used by the Borrower incurring overdrafts in its accounts with RBC, which shall be deemed to be Prime Rate Advances in the case of Canadian Dollar overdrafts and Base Rate Advances in the case of US Dollar overdrafts, by presenting orders to RBC for acceptance as Bankers’ Acceptances, by requesting that LIBOR Advances be made by RBC or by requesting that L/Cs denominated in Canadian Dollars, US Dollars, Euros or Japanese yen be issued by RBC. The Borrower may use Credit 3 in the same way as Credit 2, but references to RBC in the preceding sentence shall be interpreted as referring to TD in connection with Advances under Credit 3."

(c)

In response to a request by the Borrower pursuant to Section 2.4 of the Existing Credit Agreement, the Lenders agree that the maturity date of the Credits is extended to 19 July 2008. The parties acknowledge that they agreed, in connection with this particular request only, that the time period during which Lenders would respond to the Borrower's request would be extended beyond the 30 days contemplated in Section 2.4.1.

(d)	The last paragraph of Section 2.5 of the Existing Credit Agreement is deleted and replaced by the following:

"Interest and fees for Credit 1 shall be promptly distributed by the Agent to the Lenders based on their respective Proportionate Shares as adjusted in accordance with Section 5.2. Subject to Section 5.1, interest and fees for Credit 2 and Credit 3 shall be paid to RBC and TD, respectively, for their own accounts."

(e)	The first paragraph (above the table) of Section 2.6 of the Existing Credit Agreement is deleted and replaced by the following:

"The Borrower shall pay commitment fees based on the daily undrawn portions of Credit 1, Credit 2 and Credit 3, respectively, at the following rates, which shall vary according to the percentage of the amount of the applicable Credit which is drawn and the Applicable Fee Rate from time to time:"

(f)	The last sentence of Section 2.6 of the Existing Credit Agreement is deleted and replaced by the following:

"Subject to Section 5.1, commitment fees for Credit 2 and Credit 3 shall be paid to RBC and TD, respectively, for their own accounts."

3.	Amendments to Article V of Existing Credit Agreement

(a)	The title and the first paragraph of Section 5.1 of the Existing Credit Agreement are deleted and replaced by the following:

"5.1 Lenders' Obligations Relating to Credits 1, 2 and 3

Notwithstanding that Advances under Credit 2 and Credit 3 are for the time being made by RBC and TD, respectively, and (in accordance with Section 5.2) their participation in Advances under Credit 1 is reduced and the participation of the other Lenders is increased, it is the intention of the parties that the ultimate credit risk and exposure of any Lender in respect of the Credits (including in respect of L/Cs) be in accordance with its Proportionate Share of the entire amount of the Credits. Accordingly, upon the Obligations becoming due and payable under Section 8.2, each Lender shall (and hereby absolutely, unconditionally and irrevocably agrees to) do all such things, including delivery of indemnity agreements and assignments to other Lenders of Advances made by RBC under Credit 2 and by TD under Credit 3, and/or assignments to RBC and/or TD of Advances made by other Lenders under Credit 1 as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower."

(b)	Section 5.2 of the Existing Credit Agreement is deleted and replaced by the following:

"While RBC and TD are the sole Lenders making Advances under Credit 2 and Credit 3, respectively, their participation in Advances and payments (including commitment fees) under Credit 1 shall be reduced or eliminated and shall be adjusted by the Agent from time to time, having regard to the maximum principal amounts of the Credits and the overall Commitment of RBC and TD to the Credits, so that RBC's separate Proportionate Shares of Credit 1 and Credit 2 and TD's separate Proportionate Shares of Credit 1 and Credit 3 reflect their respective overall Proportionate Shares of the Credits. The Agent shall amend Schedule E from time to time to reflect such adjustments and shall notify NSCL and all affected Lenders of the amendment."

(c)	Section 5.3 of the Existing Credit Agreement is deleted and replaced by the following:

"Subject to the provisions of Section 5.1 regarding the assignment of interests under Credit 2 and Credit 3 in the event of acceleration of payment of the Obligations, the provisions of this Agreement do not apply to Credit 2 and Credit 3 to the extent that the provisions contemplate the participation in Advances and payments under Credit 2 and Credit 3 by any Lender other than RBC or TD, respectively.

All Advances under Credit 2 shall be made solely by RBC and records concerning Advances shall be maintained solely by RBC, but RBC shall provide information concerning such Advances to the Agent from time to time upon request. All payments of principal, interest, fees and other amounts relating to Credit 2 shall be made solely to RBC. In addition, any notices by the Borrower in connection with Credit 2 shall be made to RBC, and notice and minimum amount requirements for Advances shall not apply to Advances by way of overdraft under Credit 2.

In connection with Advances by way of overdraft under Credit 2, RBC shall ascertain the positions or net positions of the Borrower's Canadian Dollar and US Dollar accounts daily and, if the positions or net positions are debits in favour of RBC, the debits will (if the Borrower is entitled to an Advance) be deemed to be a Prime Rate Advance (in the case of Canadian Dollars) or a Base Rate Advance (in the case of US Dollars) under Credit 2 in the respective amounts of the debits. If the positions or net positions are credits in favour of the Borrower, the credits will be deemed to be repayments of Prime Rate Advances (in the case of Canadian Dollars) or Base Rate Advances (in the case of US Dollars) under Credit 2 in the respective amounts of the credits.

The two immediately preceding paragraphs apply mutatis mutandis to Credit 3. References to RBC in those paragraphs shall be interpreted as referring to TD in connection with Credit 3."

(d)	The first two paragraphs of Section 5.26 of the Existing Credit Agreement are deleted and replaced by the following:

"The Borrower shall provide for payment to the Issuing Bank (for the account of the Lenders in the case of a PoA L/C) at the branch where the L/C was issued of the full face amount of each L/C (or the amount actually paid in the case of a partial payment) on the earlier of (i) the date on which a payment is made to the beneficiary of an L/C, and (ii) the date on which any Obligations become due and payable pursuant to Section 8.2. The Issuing Bank, on behalf of the Lenders (in the case of a PoA L/C) or on its own behalf (in the case of an L/C issued under Credit 2 or Credit 3) shall be entitled to recover interest from the Borrower at a rate of interest per annum equal to the rate applicable to Prime Rate Advances (in the case of Canadian Dollar L/Cs or L/Cs denominated in Euros or Japanese yen that are converted in accordance with Section 5.27) or Base Rate Advances (in the case of US Dollar L/Cs), compounded monthly, upon any amount payment of which has not been provided for by the Borrower in accordance with this Section. Interest shall be calculated from and including the date on which a payment is made to the beneficiary of an L/C, up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

The obligation of the Borrower to reimburse the Issuing Bank for the account of the Lenders (in the case of a PoA L/C) or for its own account (in the case of an L/C issued under Credit 2 or Credit 3) for a payment to a beneficiary of an L/C shall be absolute and unconditional, without prejudice to the Borrower’s right to subsequently claim damages for matters arising from the wilful misconduct or gross negligence of the Issuing Bank or the Lenders, and shall not be reduced by any demand or other request for payment of an L/C (a "Demand") paid or acted upon in good faith and in conformity with laws, regulations or customs applicable thereto being invalid, insufficient, fraudulent or forged, nor shall the Borrower’s obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment which the Borrower may now or hereafter have against the beneficiary, the Issuing Bank, any Lender or any other person for any reason whatsoever, including the fact that the Issuing Bank or any Lender paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Bank or any Lender or the occurrence of any event including, but not limited to, the commencement of legal proceedings to prohibit payment of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank or any Lender under or in connection with an L/C or any Demand, if in good faith and in conformity with laws, regulations or customs applicable thereto shall be binding on the Borrower and shall not place the Issuing Bank or any Lender under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Bank and the Lenders may receive, accept, or pay as complying with the terms of the L/C, any Demand otherwise in order which may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary."

4.	Amendment to Article VII of Existing Credit Agreement

(a)	Section 7.5.1(e) of the Existing Credit Agreement is amended by adding the following after the existing provisions:

"(ix)

a mortgage taken back on or before 31 December 2006 upon the transfer of surplus land comprised of approximately 975 acres in the vicinity of NSCL's Powell River mill in an amount up to the lesser of the appraised value of the land (estimated to be between $4,500,000 and $7,000,000) and $10,000,000"

(b)	Clause (i) in Section 7.5.2(b) of the Existing Credit Agreement is deleted and replaced by the following:

"the acquisition or investment is in, or is incidental to, the manufacture and/or sale of paper, pulp and/or containerboard, except that acquisitions or investments having an aggregate cost of not greater than $20,000,000 for all excepted acquisitions and investments by Restricted Parties during any period of 36 consecutive months need not be in, or incidental to, the manufacture and/or sale of paper, pulp and/or containerboard"

5.	Amendments to Schedules to Existing Credit Agreement

              Schedules A and E to the Existing Credit Agreement are deleted and replaced by Schedules A and E attached to this agreement.

6.	Reallocation of Outstanding Advances

              Effective on 15 July 2005, the changes to the Lenders' Proportionate Shares in Credit 1 (adjusted in accordance with Section 5.2 of the Existing Credit Agreement) that are reflected in the amended Schedule E attached to this agreement will be implemented. As there are no Advances outstanding under Credit 1 except for L/Cs, there is no need for payments among the Lenders to adjust the principal amounts of Advances. The Agent shall promptly notify holders of any PoA L/Cs of the changes in the Applicable Percentages of the Lenders in accordance with the form of PoA L/C attached as Schedule N to the Existing Credit Agreement. In addition, TD shall make such payments to the other Lenders as the Agent determines are necessary to adjust the unearned fees in respect of L/Cs that are outstanding under Credit 1 to reflect the changes to the Lenders' Proportionate Shares in Credit 1. Alternately, the Agent may effect those payments by adjusting its remittances to the Lenders on the next occasion when a payment is made by the Borrower for the account of the Lenders.

7.	Conditions Precedent

              The obligations of the Lenders under this agreement are subject to the Agent receiving opinions of counsel to the Restricted Parties concerning the authorization, execution and enforceability of this agreement and concerning relevant matters relating to any outstanding Similar Indenture, all in form and substance satisfactory to the Agent.

8.	Representations of Restricted Parties

              The Restricted Parties acknowledge that this agreement is a Credit Document and that all of their representations and warranties concerning Credit Documents that are contained in the Existing Credit Agreement apply to this agreement and are deemed to be repeated on their execution of this agreement as if set out in full in this agreement. The Restricted Parties also represent that there are no consents or other agreements required from third parties to avoid this agreement causing a breach or default under any other agreement to which any Restricted Party is a party.

9.	Ratification and Confirmation

              The Existing Credit Agreement and the Omnibus Pledge, as amended by this agreement, remain in full force and effect and are hereby ratified and confirmed. Without in any way limiting the terms of the Existing Credit Agreement or the other Credit Documents, the Restricted Parties confirm that the Security shall continue to secure the Obligations and the Other Secured Obligations, including but not limited to any arising as a result of this agreement.

10.	Counterparts and Facsimile

              This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. The delivery of a facsimile copy of an executed counterpart of this agreement shall be deemed to be valid execution and delivery of this agreement, but the party delivering a facsimile copy shall deliver an original copy of this agreement as soon as possible after delivering the facsimile copy.

[Signature pages follow]

              IN WITNESS OF WHICH, the parties have executed this agreement.

NORSKE SKOG CANADA
LIMITED

By:
Peter Staiger
Treasurer

By:
Ralph Leverton
Vice President Finance and
Chief Financial Officer

NORSKE SKOG CANADA
FINANCE LIMITED

By:
Peter Staiger
Treasurer

ELK FALLS PULP AND PAPER
LIMITED

By:
Peter Staiger
President

[signature page for Fourth Amending Agreement dated as of 12 July 2005 relating to Norske Skog Canada Limited et al]

NORSKE SKOG CANADA
LIMITED as Managing Partner for
and on behalf of NorskeCanada

By:
Peter Staiger
Treasurer

By:
Ralph Leverton
Vice President Finance and
Chief Financial Officer

NORSKE SKOG CANADA PULP
OPERATIONS LIMITED

By:
Peter Staiger
Treasurer

NORSKE SKOG CANADA SALES
INC.

By:
Peter Staiger
Treasurer

NSCL HOLDINGS INC.

By:
Peter Staiger
Treasurer

NORSKE SKOG CANADA (USA)
INC.

By:
Peter Staiger
Treasurer

[signature page for Fourth Amending Agreement dated as of 12 July 2005 relating to Norske Skog Canada Limited et al]

NORSKE SKOG CANADA (JAPAN)
LTD.

By:
Ryogi Miyakita
Director and President

NORSKE SKOG CANADA PULP
SALES INC.

By:
Peter Staiger
Treasurer

PACIFICA PAPERS SALES LTD.

By:
Peter Staiger
President

PACIFICA PAPERS SALES INC.

By:
Peter Staiger
Treasurer

PACIFICA POPLARS LTD.

By:
Peter Staiger
President

PACIFICA POPLARS INC.

By:
Peter Staiger
Treasurer

PACIFICA PAPERS US INC.

By:
Peter Staiger
Treasurer

[signature page for Fourth Amending Agreement dated as of 12 July 2005 relating to Norske Skog Canada Limited et al]

12

THE TORONTO-DOMINION BANK, as Agent

By:
Name:
Title:

[signature page for Fourth Amending Agreement dated as of 12 July 2005 relating to Norske Skog Canada Limited et al]

SCHEDULE A

NOTICE OF ADVANCE OR PAYMENT

[see reference in Section 5.6]

TO:	THE TORONTO-DOMINION BANK
Corporate and Investment Banking
77 King Street West, 18th Floor
Royal Trust Tower
Toronto, Ontario
M5K 1A2

Attention: Vice President, Loan Syndications – Agency
Facsimile: 416-982-5535

[Note: Notice to be sent to RBC in connection with Credit 2 and to TD as Lender in connection with Credit 3]

              We refer to the credit agreement dated as of 19 July 2002 between Norske Skog Canada Limited and others as Restricted Parties, The Toronto-Dominion Bank as Administration Agent and the Lenders, Arrangers and Syndication Agents named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

              Notice is hereby given pursuant to Section 5.6 of the Credit Agreement that the undersigned hereby irrevocably requests as follows:

(A)	that an Advance be made under the following Credit [check one]:

Credit 1	( )
Credit 2	( )
Credit 3	( )

(B)	the requested Advance represents the following [check one or more]:

initial Advance under the Credit	( )
Increase in Advances under the Credit	( )
Rollover of existing Advances under the Credit	( )
conversion of existing Advances to another type of Advance	( )

(C)	the Drawdown Date shall be
________________________________________________

(D)	the Advance shall be in the form of [check one or more and complete details]:

2

Prime Rate Advance		( )
Amount	$

Bankers’ Acceptances		( )
Face Amount:
Term:

Base Rate Advance		( )
Amount	US$

LIBOR Advance		( )
Currency:
Amount:
End of LIBOR Period:

L/C		( )
Nominal amount:
Expiry date:

[Note: attach proposed form or details]

(E)	the proceeds of the Advance shall be deposited in [specify Designated Account]

The undersigned hereby confirms as follows:

(a)

the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof, subject to modifications made by NSCL to the Lenders in writing and accepted by the Majority Lenders;

(b)	no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein [except •];];

(c)

after reasonable inquiry, there is no reason to believe that NSCL will not be in compliance with all covenants contained in Section 7.1 of the Credit Agreement at the end of its current fiscal quarter and was not in compliance with those covenants at the end of its immediately preceding fiscal quarter if it has not yet delivered its Compliance Certificate for that quarter [except •];];

(d)

the undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding paragraphs (a), (b) and (c) would not be true if made on the Drawdown Date;

(e)	all other conditions precedent set out in Section 4.2 [and Section 4.1] of the Credit Agreement have been fulfilled.

3

Notice of Payment

              Pursuant to Section 5.6 of the Credit Agreement, the undersigned hereby irrevocably notifies you of the following:

(a)	that a payment will be made under the following Credit [check one]:

Credit 1	( )
Credit 2	( )
Credit 3	( )

(b)	the payment represents the following [check one or more]:

reduction in Advances under the Credit	( )
payment of existing Advances which will be rolled over as the	( )
same type of Advance under the Credit
payment of existing Advances which will be converted to	( )
another type of Advance under the Credit

(c)	the payment date shall be
________________________________________________

(d)	the Advance to be paid shall be in the form of [check one or more and complete details]:

Prime Rate Advance		( )
Amount	$

Bankers’ Acceptances		( )
Face Amount
Maturity Date

Base Rate Advance		( )
Amount	US$

LIBOR Advance		( )
Currency:
Amount:
Start of LIBOR Period:

4

DATED:

NORSKE SKOG CANADA
FINANCE LIMITED

By:
Name:
Title:

SCHEDULE E
PROPORTIONATE SHARES OF LENDERS

[see references in Sections1.1.25, 1.1.62, 1.1.93, 5.2,10.2.4]

[Proportionate Shares in Credits are nil unless otherwise specified. Dollar figures represent initial Commitment]

TD

Credit 1 (adjusted in accordance with Section 5.2) – 7.758621% ($22,500,000)
Credit 3 (adjusted in accordance with Section 5.2) – 100% ($30,000,000)
Credits (overall) – 15.000% ($52,500,000)

RBC

Credit 1 (adjusted in accordance with Section 5.2) –7.758621% ($22,500,000)
Credit 2 (adjusted in accordance with Section 5.2) – 100% ($30,000,000)
Credits (overall) – 15.000% ($52,500,000)

Canadian Imperial Bank of Commerce

Credit 1 (adjusted in accordance with Section 5.2) – 14.655172% ($42,500,000)
Credits (overall) – 12.142857% ($42,500,000)

Bank of Montreal

Credit 1 (adjusted in accordance with Section 5.2) –14.655172% ($42,500,000)
Credits (overall) –12.142857% ($42,500,000)

The Bank of Nova Scotia

Credit 1 (adjusted in accordance with Section 5.2) –14.655172% ($42,500,000)
Credits (overall) –12.142857% ($42,500,000)

HSBC Bank Canada

Credit 1 (adjusted in accordance with Section 5.2) – 10.344828% ($30,000,000)
Credits (overall) – 8.571429% ($30,000,000)

Bank of America, N.A. Canada Branch

Credit 1 (adjusted in accordance with Section 5.2) –15.517241% ($45,000,000)
Credits (overall) –12.857143% ($45,000,000)

Merrill Lynch Capital Canada Inc.

Credit 1 (adjusted in accordance with Section 5.2) – 8.620690% ($25,000,000)
Credits (overall) – 7.142857% ($25,000,000)

Canadian Western Bank

Credit 1 (adjusted in accordance with Section 5.2) –6.034483% ($17,500,000)
Credits (overall) – 5.000% ($17,500,000)